Oi Kicks Off

Rio de Janeiro, June 25, 2002

Tele Norte Leste (NYSE: TNE) announces that its PCS Subsidiary, Oi, the first wireless company to operate with GSM/GPRS technology in Brazil, has today launched its operations in 200 cities, covering 10 states of the North, Northeastern and Eastern regions in Brazil. Oi already has a customer base of 3,000 subscribers, who participated in the operating testing phase since February this year.

"Over 4 million subscribers signed up for the pre-launch promotion which offered 31 years free in-network local calls during weekends," said Oi's president, Luiz Eduardo Falco. At the same time, the company confirmed its 500,000 subscribers target for the first 12 months of operations.

Oi will be offering post and prepaid services with 4 different post paid monthly plans, allowing 40 to 300 minutes of use, with the respective monthly fees going from R$29.90 to R$114.00. The per minute rate ranges from R$ 0.38 to R$ 0.75, according to the plan selected by the subscriber.

Clients choosing a pre-paid plan will be able to select a four-hour period of the day, in which they will pay reduced rates, as low as R$0.34 per minute, for calls in-network and from Oi to fixed-line.

Following are Oi's plans and rates (for Rio de Janeiro):

PREPAID

The prepaid plan offers clients the chance to choose a four-hour period of the day when they make most of their calls, during which they pay a lower per-minute rate. The 4 prepaid plans being offered are: Morning Plan (8 a.m. to noon); Afternoon Plan (12 p.m. to 4 p.m.); Night Plan (4 p.m. to 8 p.m.) or Super Night Plan (8 p.m. to 00 a.m.). In addition, all clients pay reduced rates from 12:00 a.m. to 8 a.m., during weekends and national holidays.

The clients also have the option of a flat rate plan.












POST-PAID

Through Oi's contract plans, the clients can choose a monthly package with the amount of minutes which best fits their usage profile. The clients don't pay a monthly subscription; they pay only for what they actually use.
For example, if a client doesn't use all the minutes included in the plan he/ she has chosen, the balance of unused minutes will remain available as a credit for two months. If the clients use more than their allotted number of minutes, they will pay additional per-minute charges. Following is the current pricing of Oi's post-paid plans in Rio de Janeiro:











Oi is also offering "Oi Dez+" ("Oi Ten plus") service, which gives clients a 30% discount for local calls for 10 numbers they select (either another Oi number or a fixed-line number).